 Exhibit 99.1

TransAlta Announces Public Offering of U.S. Senior Green Bonds and Releases Inaugural Green Bond Framework

CALGARY, AB, Nov. 14, 2022 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA) (NYSE: TAC) is pleased to announce it has commenced a U.S. public offering of its senior notes. TransAlta intends to use the net proceeds from the sale of the notes to repay C$100 million drawn on its credit facility and replace balance sheet cash used to fund the repayment in full of TransAlta's 4.500% unsecured senior notes on November 15, 2022 and pay any related fees and expenses. TransAlta also intends to allocate an amount equal to the net proceeds from this offering to finance or refinance, in part or in full, new and/or existing eligible green projects in accordance with our Green Bond Framework (the "Framework"). The Framework received a second-party opinion from Sustainalytics which verified that it aligned with the Green Bond Principles from the International Capital Markets Association. The precise timing, size and terms of the offering are subject to market conditions and other factors.

RBC Capital Markets LLC, BofA Securities Inc. and CIBC Capital Markets LLC are joint book runners for the offering which is being made pursuant to a preliminary prospectus supplement dated November 14, 2022, to a short form base shelf prospectus of TransAlta dated June 28, 2021, which forms a part of and is included in TransAlta's registration statement on Form F-10, filed in the United States with the U.S. Securities and Exchange Commission ("SEC"). A final prospectus supplement in respect of the offering of the notes will be filed with the SEC. The short form base shelf prospectus and prospectus supplements contain important detailed information about the notes. Copies of these documents may be obtained without charge by visiting the SEC's EDGAR website at www.sec.gov or from Attention: RBC Capital Markets, 200 Vesey Street, 8th Floor, New York, New York 10281-8098, Telephone: 212-428-6200.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The notes being offered have not been approved or disapproved by the SEC or any Canadian securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

About TransAlta:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the completion and timing of the offering, TransAlta's intention to use the net proceeds from the sale of the notes to replace balance sheet cash and any indebtedness drawn to fund the repayment in full of TransAlta's 4.500% unsecured senior notes on November 15th, 2022, and pay any related fees and expenses; TransAlta's intention to allocate an equivalent amount to the net proceeds of the offering to finance or refinance, in part or in full, new and/or existing eligible green projects in accordance with TransAlta's Green Bond Framework; and TransAlta's expectations that its Green Bond Framework, and any future Green Bond issuances, will enable TransAlta to further expand its commitment to accelerate the deployment of renewable energy and other environmentally beneficial projects . These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to, the current political and regulatory environment, the price of power in Alberta and the condition of the financial markets. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including the Kent Hills remediation; the effects of weather, catastrophes and public health crises; global supply chain disruptions impacting major maintenance and growth projects; disruptions in the source of thermal fuels, water, solar or wind required to operate our facilities, including the necessary natural gas supply; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion, or at all; inability to satisfy all conditions and requirements associated with announced growth projects; negative impact to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; armed hostilities, including an escalation of the war in Ukraine; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables; and other risks and uncertainties discussed in TransAlta's materials filed with the securities regulatory authorities from time to time and as also set forth in TransAlta's MD&A and Annual Information Form for the year ended Dec. 31, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2022/14/c0612.html

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For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:25e 14-NOV-22